                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                       OPHTHALMIC IMAGING SYSTEMS, INC.
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                    683737
                                (CUSIP Number)

                          Premier Laser Systems, Inc.
                             Attn: Colette Cozean
                                3 Morgan Avenue
                               Irvine, CA 92718

                                with a copy to:

                            Peter J. Tennyson, Esq.
                            William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                      695 Town Center Drive, 17th Floor
                         Costa Mesa, California 92626
                                (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               January 16, 1998
                     (Date of Event Which Requires Filing
                              of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
   ---------------
   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 3 Pages)

                        (Continued on following pages)
   CUSIP No. 683737                  13D                    Page 2 of 3 Pages

   1.   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        PREMIER LASER SYSTEMS, INC.
        33-0472684

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[_]
                                                           b[X]

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS*

        WC

   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                  [_]

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

   NUMBER OF                  7.   SOLE VOTING POWER
   SHARES
   BENEFICIALLY                    1,151,398
   OWNED BY
   EACH                       8.   SHARED VOTING POWER
   REPORTING
   PERSON                                  0
   WITH
                              9.   SOLE DISPOSITIVE POWER

                                   1,151,398

                              10.  SHARED DISPOSITIVE POWER

                                           0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,151,398

   CUSIP No. 683737                  13D                    Page 3 of 3 Pages


   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [_]

        N/A

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.5%, BASED ON 3,905,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF OCTOBER 31, 1997.

   14.  TYPE OF PERSON REPORTING

        CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                          OPHTHALMIC IMAGING SYSTEMS
                                 Common Stock

                                 SCHEDULE 13D


                 This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on January 5, 1998 (as amended, the "Schedule 13D"), with respect to the purchase by Premier Laser Systems, Inc. ("Premier") of shares of common stock, no par value per share (the "Shares") of OPHTHALMIC IMAGING SYSTEMS, INC., a California corporation ("OISI"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the
   Schedule 13D.

   Item 4.       Purpose of Transaction.

                 The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

                 On January 16, 1998, Premier extended a proposal to the Board of Directors of OISI to acquire the Shares Premier does not already own for $1.75 per share in cash in a friendly transaction, provided OISI modifies its recently adopted shareholder rights plan to permit the transaction to proceed. A copy of the proposal is attached as an exhibit hereto and is hereby incorporated by reference.

                 If the proposal is not accepted, Premier will reconsider its options, including selling its Shares and pursuing other opportunities, continuing to hold its Shares as an investment, engaging in a proxy solicitation or pursuing other means to acquire OISI.


   Item 7.  Material to be Filed as Exhibits.

                 The response set forth in Item 7 of the Schedule 13D is hereby amended and restated as follows:

   Exhibit No.   Exhibit
   -----------   -------

   Exhibit 99.1 Retainer letter for Josephthal & Co., Inc. (previously filed with the Commission as Exhibit 99 to the Original Schedule
                 13D).

   Exhibit 99.2  Letter from Premier to OISI dated January 16, 1998.

   Exhibit 99.3 Press release dated January 16, 1998, issued by Premier regarding Premier's proposal to acquire OISI.

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  January 20, 1998

                                         PREMIER LASER SYSTEMS, INC.


                                         By: /s/ Michael L. Hiebert
                                            ----------------------------------
                                         Name: Michael L. Hiebert
                                         Title: Chief Financial Officer


                                      -2-